Exhibit 99.2

EXECUTION COPY

UNDERWRITING AGREEMENT

August 15, 2025

Osisko Development Corp.

1100, av des Canadiens-de-Montréal

Suite 300, P.O. Box 211

Montréal, QC H3B 2S2

Attention:      Sean Roosen, Chairman and Chief Executive Officer

BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., as joint lead managers and joint bookrunners (together, the “Joint Bookrunners”), and Cantor Fitzgerald Canada Corporation, as co-lead underwriter with the Joint Bookrunners, together with National Bank Financial Inc. and Ventum Financial Corp. (collectively with the Joint Bookrunners, the “Underwriters”), understand that Osisko Development Corp. (the “Company”) proposes to issue and sell 58,560,000 units of the Company (“Units”) to be issued at a price of US$2.05 per Unit (the “Issue Price”) for aggregate gross proceeds of US$120,048,000.

Each Unit is comprised of one Unit Share (as defined herein) and one-half of one Warrant (as defined herein). The Warrants shall be duly and validly created and issued pursuant to, and governed by, the Warrant Indenture (as defined herein). Each Warrant entitles the holder thereof to purchase one Warrant Share (as defined herein) at a price of US$2.56 per share (the “Exercise Price”) for a period of 24 months following the Closing Date (as defined herein), and subject to adjustments as set out in the Warrant Indenture. At any time following the 15-month anniversary of the Closing Date and prior to the expiry date of the Warrants, if the closing price of the Common Shares (as defined herein) on either Exchanges (as defined herein) exceeds the Exercise Price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, accelerate the expiry date of the Warrants by providing notice of such acceleration to the holders of Warrants, following which the Warrants will expire on the date that is 30 calendar days after the giving of such notice. The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In case of any inconsistency between the description of the Warrants in this Agreement (as defined herein) and the terms of the Warrants set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby severally, and not jointly, nor jointly and severally, agree to purchase from the Company and, by the acceptance of this Agreement, the Company agrees to sell to the Underwriters at the Closing Time (as defined herein) all, but not less than all, of the Units at the Issue Price, for aggregate gross proceeds of US$120,048,000. Although the offer to purchase the Units is being made by the Underwriters, the Underwriters will endeavour to arrange for substituted purchasers (collectively, the “Substituted Purchasers”) for the Units, in which case the Company will issue and sell such Units at the Issue Price directly to the Substituted Purchasers, with the effect that such Substituted Purchasers will be the initial Purchasers (as defined herein) of the Units. To the extent that Substituted Purchasers purchase Units at the Closing (as defined herein), the Underwriters obligation to purchase the Units hereunder shall be reduced by the number of Units purchased from the Company by such Substituted Purchasers.

In addition, the Underwriters have been granted an option (the “Underwriters’ Option”) exercisable, in whole or in part, at any time up to 48 hours prior to the Closing Time, to increase the size of the Offering (as defined herein) to purchase up to 2,440,000 additional Units at the Issue Price.

The offering of the Units, including the Units issuable pursuant to the exercise of the Underwriters’ Option, is collectively referred to herein as the “Offering” and the Units and the Unit Shares and Warrants comprising the Units are collectively referred to herein as the “Offered Securities”. Unless the context otherwise requires, all references to “Offered Securities” and “Units” includes the Units which may be issued pursuant to any exercise of the Underwriters’ Option.

The Offering will be completed on a “bought deal” private placement basis pursuant to exemptions from the prospectus requirements of all Applicable Securities Laws (as defined herein).

The Offered Securities will be offered to those Purchasers resident in the Selling Jurisdictions (as defined herein) within Canada by way of a private placement to “accredited investors” (as such term is defined in NI 45-106 (as defined herein)) and pursuant to the “family, friends and business associates” exemption and the “minimum amount investment” exemption in NI 45-106.

The Underwriters may offer the Units, acting through one or more of their respective U.S. Affiliates (as defined herein), to, or for the account or benefit of, persons in the United States (as defined herein) and U.S. Persons (as defined herein), solely to Qualified Institutional Buyers (as defined herein) as Substituted Purchasers in compliance with the exemption from the registration requirements of the U.S. Securities Act (as defined herein) provided by Section 4(a)(2) of the U.S. Securities Act (and for the avoidance of doubt, not in reliance on Regulation D under the U.S. Securities Act), and similar exemptions under applicable U.S. state securities laws, and in the manner contemplated by this Agreement, including in compliance with Schedule “A” hereto. The Underwriters may also offer the Units to investors resident in Selling Jurisdictions outside of Canada and the United States, as may be agreed to by the Company, in each case in accordance with all applicable laws and provided that no prospectus, registration statement or similar document is required to be filed in such jurisdictions and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall, at the Closing Time, pay to the Underwriters the Underwriters’ Fee (as defined herein) in such amount as set out in Section  12 hereof. The obligation of the Company to pay the Underwriters’ Fee shall arise at the Closing Time and the Underwriters’ Fee shall be fully earned by the Underwriters upon the completion of the Offering.

The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, a selling group consisting of other registered dealers or other dealers duly qualified in their respective jurisdictions, in each case acceptable to the Company, acting reasonably, as their agents to assist with the Offering in the Selling Jurisdictions and that the Underwriters may determine the remuneration payable by the Underwriters to such other dealers appointed by them, provided that such remuneration shall not in any way increase the aggregate Underwriters’ Fee payable by the Company under this Agreement.

Concurrent with the Offering, the Company intends to complete a non-brokered private placement of Units (the “Non-Brokered Private Placement”), including issuing 36,600,000 Units to a strategic investor at the Issue Price for aggregate gross proceeds of US$75,030,000. It is expected that the Company and the strategic investor will enter into an investor rights and voting support agreement (the “Investor Rights Agreement”), which is expected to include, among other customary terms, the right to nominate a director to the board of directors of the Company, the right to participate in future offerings of securities of the Company and the obligation to vote in favour of management of the Company on certain matters, in each case, provided the investor maintains certain equity ownership thresholds and satisfies certain other conditions. Closing of the Offering and the Non-Brokered Private Placement are intended to occur on the same date, however, there is no cross-conditionality between the closing of the Offering and the closing of the Non-Brokered Private Placement.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

1.            Interpretation

1.1          Unless expressly provided otherwise herein, where used in this Agreement or any schedule attached hereto, the following terms have the following meanings, respectively:

“Act” means the Canada Business Corporations Act;

“affiliate” has the meaning ascribed thereto in NI 45-106;

“Affiliates” means affiliates of the Underwriters;

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters hereby and includes all schedules attached hereto, in each case, as the same may be supplemented, amended and/or restated from time to time;

“Allowed Delay” has the meaning ascribed thereto in Section 4.1.1(n)(v);

“Applicable Securities Laws” means, in respect of any person, collectively, the securities laws, regulations, rulings, rules, orders, prescribed forms, notices, blanket rulings, published policy statements and other regulatory instruments issued by a Securities Regulator, including the rules of any stock exchange, including all applicable rules and policies of the Exchanges, in each case, applicable to that person;

“Bonanza Ledge II Project” means the Company’s development-stage Bonanza Ledge II project in British Columbia, Canada, as further described in the Public Record;

“Business Day” means a day other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario or Montréal, Québec;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Selling Jurisdictions within Canada and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Canadian Securities Regulators, including all applicable rules and policies of the TSXV;

“Canadian Securities Regulators” means the applicable Securities Regulator in each of the provinces of Canada;

“Cariboo Gold Project” means the property generally known as the “Cariboo Project” located in the Cariboo Mining District in east-central British Columbia, and as further described in the Cariboo Technical Report;

“Cariboo Technical Report” means the technical report entitled “NI 43-101 Technical Report Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada” dated June 11, 2025 (effective date of April 25, 2025);

“Claims” has the meaning ascribed thereto in Section  9.1;

“Closing” means the closing on the Closing Date of the transaction of purchase and sale in respect of the Offered Securities as contemplated by this Agreement and the Subscription Agreements;

“Closing Date” means August 15, 2025, or such other date as the Joint Bookrunners, on behalf of the Underwriters, and the Company may agree upon;

“Closing Time” means 7:30 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Joint Bookrunners, on behalf of the Underwriters, and the Company may agree upon;

“Common Shares” means the common shares in the capital of the Company;

“Company” has the meaning ascribed thereto on the face page of this Agreement;

“Credit Agreement” means the credit agreement dated July 21, 2025, among the Material Subsidiary, as borrower, Appian ODV (Jersey) Ltd, in its capacity as lender and administrative agent, such other lenders party thereto from time to time and TSX Trust Company, in its capacity as collateral agent, as may be amended, restated or supplemented from time to time;

“Debt Instrument” means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which an entity or any of its subsidiaries is a party or by which any of their property or assets are bound, including, without limitation, the Credit Agreement;

“Effectiveness Period” has the meaning ascribed thereto in Section 4.1.1(n)(ii);

“Employee Plans” has the meaning ascribed thereto in Section  5.1.3(b);

“Engagement Letter” means the engagement letter entered into between the Joint Bookrunners and the Company dated July 31, 2025;

“Environmental Laws” means all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, statutes, ordinances, by-laws and regulations or orders, relating to the protection of the environment, occupational and human health and safety or the treatment, use, processing, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

“Exchanges” means, together, the TSXV and the NYSE;

“Exercise Price” has the meaning ascribed thereto on the face page of this Agreement;

“Financial Statements” has the meaning ascribed thereto in Section  5.1.1(z);

“Forward-Looking Information” has the meaning ascribed thereto in Section  5.1.1(ww);

“Government Official” means: (i) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity; (ii) any salaried political party official, elected member of political office or candidate for political office; or (iii) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board, namely, the standards, interpretations and the framework for the preparation and presentation of financial statements (in the absence of a standard or interpretation), as adopted in Canada by the Accounting Standards Board of the Chartered Professional Accountants of Canada, that are applicable to the circumstances as of the date of determination, consistently applied;

“including” means including without limitation;

“Indemnified Parties” and “Indemnified Party” have the meanings ascribed thereto in Section  9.1;

“Indemnitor” has the meaning ascribed thereto in Section  9.1;

“Investment Agreement” means the investment agreement between the Company and OR Royalties dated November 25, 2020, as amended on September 30, 2022, and as may be further amended from time to time;

“Investor Rights Agreement” has the meaning ascribed thereto on the second page of this Agreement;

“Issue Price” has the meaning ascribed thereto on the face page of this Agreement;

“Joint Bookrunners” has the meaning ascribed thereto on the face page of this Agreement;

“Leased Premises” means the premises which are material to the Company or a Subsidiary and which the Company or a Subsidiary occupies as a tenant;

“Management Services Agreement” means the management services agreement as described in the Public Record between the Company and OR Royalties, and as amended from time to time;

“Material Adverse Effect” means any change, effect, event or occurrence, that is, or would be reasonably expected to be, materially adverse with respect to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), business, affairs, capital, ownership, control, management, operations, results of operations or prospects of the Company and its Subsidiaries (taken as a whole);

“Material Agreement” means any material contract, commitment, agreement (written or oral), instrument (including Debt Instruments), joint venture instrument, lease or other document, including option agreement, to which an entity or any of its subsidiaries is a party or by which any of their property or assets are bound;

“Material Subsidiary” means Barkerville Gold Mines Ltd.;

“misrepresentation”, “material fact”, “material change”, “associate”, and “distribution” have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Money Laundering Laws” has the meaning ascribed thereto in Section  5.1.1(nn);

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“Non-Brokered Private Placement” has the meaning ascribed thereto on the second page of this Agreement;

“NYSE” means the New York Stock Exchange;

“OFAC” means the Office of Foreign Assets Control;

“Offered Securities” has the meaning ascribed thereto on the second page of this Agreement;

“Offering” has the meaning ascribed thereto on the face page of this Agreement;

“OR Royalties” means OR Royalties Inc. (formerly Osisko Gold Royalties Ltd);

“Permit” means any material regulatory approval, licence, permit, approval, consent, certificate, registration, filing or other authorization of or issued by any Governmental Entity under applicable laws, including Environmental Laws;

“person” includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

“Properties” means, collectively, the Cariboo Gold Project, the Tintic Project, the San Antonio Gold Project and the Bonanza Ledge II Project and all of the mining leases, mining claims, option rights or other legal, beneficial or contractual interest, as applicable, together with any operating licences, permits, assets and other property, relating to such properties;

“Public Record” means all information contained in any press release, material change report (excluding any confidential material change report), financial statements, management’s discussion and analysis, annual information form or other document of the Company which has been publicly filed by, or on behalf of, the Company pursuant to Canadian Securities Laws or otherwise by or on behalf of the Company;

“Purchasers” means purchasers who purchase Units pursuant to the Subscription Agreements;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A that is also an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

“Registrable Securities” means the Unit Shares and Warrant Shares purchased by U.S. Purchasers in the Offering where such U.S. Purchasers have fully completed, executed and returned the Selling Shareholder Questionnaire attached to the Subscription Agreement as Schedule “H”;

“Registration Statement” has the meaning ascribed thereto in Section 4.1.1(n)(i);

“Reporting Provinces” means all of the provinces of Canada;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“San Antonio Gold Project” means the property generally known as the “San Antonio Project” located in Sonora, Mexico, west of the Yaqui River and situated largely within the San Javier Mountain Range (Sierra de San Javier) which is part of the Western Sierra Madre, as further described in the Public Record;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means the marketable securities contributed to and held, directly or indirectly, by the Company;

“Securities Regulator” means, in respect of any jurisdiction, the securities regulator or other securities regulatory authority of that jurisdiction;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+;

“Selling Jurisdictions” means each of the provinces of Canada, the United States, and such other jurisdictions outside of Canada and the United States as may be agreed to by the Company, in each case in accordance with all applicable laws and provided that no prospectus, registration statement or similar document is required to be filed in such foreign jurisdiction and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions;

“Subscription Agreements” means, collectively, the subscription agreements in respect of the Units, in the form agreed upon by the Underwriters and the Company pursuant to which Purchasers agree to subscribe for and purchase Units pursuant to the Offering as herein contemplated and shall include, for certainty, all schedules thereto;

“Subsidiaries” means the subsidiaries of the Company, including 7778953 Canada Inc., 7778961 Canada Inc., Sapuchi Minera Holdings Two B.V., Sapuchi Minera, S. de R.L. de C.V., the Material Subsidiary, Bethlehem Resources (1996) Corporation, Compania Minera Osisko (Peru) S.A.C., Compania Minera Osisko Mexico, S.A. de C.V., and the Tintic Subsidiaries, and “Subsidiary” means any one of them;

“subsidiary” has the meaning ascribed thereto in the Act;

“Substituted Purchasers” has the meaning ascribed thereto on the face page of this Agreement;

“Taxes” has the meaning ascribed thereto in Section  5.1.1(kk);

“Tintic Project” means the Trixie Mine, as well as certain mineral claims in Central Utah’s historic Tintic Mining District, held directly or indirectly, by the Company, and as further described in the Tintic Technical Report;

“Tintic Technical Report” means the technical report entitled “NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America” dated April 25, 2024 (effective date of March 14, 2024);

“Tintic Subsidiaries” means, collectively, Osisko US Holdco, Inc., Osisko Utah LLC, Chief Consolidated Mining Company, and Tintic Consolidated Metals LLC;

“Transaction Documents” means this Agreement, the Subscription Agreements, and the Warrant Indenture;

“Transfer Agent” means TSX Trust Company in its capacity as transfer agent and registrar of the Company;

“TSXV” means the TSX Venture Exchange;

“U.S. Affiliate” means a U.S. registered broker-dealer affiliated with or appointed by an Underwriter in connection with offers and sales of Units in the Offering to, or for the account or benefit of, persons in the United States and U.S. Persons;

“U.S. Person” means “U.S. person” as that term is defined in Rule 902 of Regulation S under the U.S. Securities Act;

“U.S. Purchaser” means a Purchaser who is (i) in the United States, (ii) a U.S. Person, (iii) subscribing on behalf of, or for the account or benefit of, a person in the United States or a U.S. Person, (iv) received an offer to acquire the Units in the United States, or (v) executed the Subscription Agreement or otherwise placed its order to purchase the Units in the United States;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Underwriters” has the meaning ascribed thereto on the face page of this Agreement;

“Underwriters’ Expenses” has the meaning ascribed thereto in Section  10.1;

“Underwriters’ Fee” has the meaning ascribed thereto in Section  12.1;

“Underwriters’ Option” has the meaning ascribed thereto on the face page of this Agreement;

“Unit Shares” means the Common Shares (comprising part of the Units) being issued by the Company pursuant to the Offering in accordance with the terms and conditions of this Agreement and the Subscription Agreements;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“Units” has the meaning ascribed thereto on the face page of this Agreement;

“Warrant” means a whole Common Share purchase warrant of the Company (one-half of one Warrant comprising part of a Unit) being issued by the Company pursuant to the Offering in accordance with the terms and conditions of this Agreement and the Subscription Agreements, entitling the holder thereof to purchase, subject to adjustment, one Warrant Share at a price of US$2.56 per Warrant Share for a period of 24 months following the Closing Date, in accordance with the terms and conditions of the Warrant Indenture, and subject to acceleration in accordance with the Warrant Indenture;

“Warrant Agent” means TSX Trust Company in its capacity as warrant agent in respect of the Warrants;

“Warrant Indenture” means the warrant indenture dated August 15, 2025, between the Company and the Warrant Agent, in relation to the Warrants, as may be amended, restated or supplemented from time to time; and

“Warrant Share” means a Common Share issuable upon due exercise of a Warrant, in accordance with the terms of the Warrant Indenture.

1.2          Division and Headings: The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

1.3          In this Agreement, “to the knowledge of the Company” or “to its knowledge” or a similar expression means, unless otherwise expressly stated, a statement as to the actual knowledge of Sean Roosen, Chief Executive Officer of the Company, and Alexander Dann, the Chief Financial Officer of the Company about the facts or circumstances to which such phrase is related, after having made reasonable inquiries and investigations in connection with such facts and circumstances.

1.4          Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereto irrevocably accept and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.5          Currency: Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of the United States and all payments to be made hereunder shall be made in such currency.

2.            Nature of Transaction

2.1          Sale on Exempt Basis. The Company understands that although the offer to purchase the Units is being made by the Underwriters, the Underwriters will endeavour to arrange for Substituted Purchasers for the Units, in which case the Company will issue and sell such Units at the Issue Price directly to the Substituted Purchasers, with the effect that such Substituted Purchasers will be the initial Purchasers of the Units. The Underwriters acknowledge that, subject to the terms and conditions contained herein, the Underwriters shall become obligated to purchase or cause to be purchased 58,560,000 Units at the Issue Price for aggregate gross proceeds of US$120,048,000. To the extent that Substituted Purchasers purchase Units at the Closing, the Underwriters obligation to purchase the Units hereunder shall be reduced by the number of Units purchased from the Company by such Substituted Purchasers. Upon and subject to the terms and conditions set forth herein, the Underwriters and the Company, as applicable, shall offer for sale and sell the Units pursuant to the Offering in the Selling Jurisdictions in accordance with the terms of this Agreement, on a private placement basis pursuant to exemptions from the prospectus requirements of Applicable Securities Laws, such that each of the offer and sale of the Units do not obligate the Company to file a prospectus, a registration statement or other offering document with any Securities Regulator under Applicable Securities Laws (other than the Company’s obligation to file a Registration Statement in accordance with subsection 4.1.1(n) hereof).

2.2          U.S. Sales. The parties to this Agreement acknowledge that the Offered Securities and the Warrant Shares have not been registered under the U.S. Securities Act and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any applicable state of the United States. The Company and the Underwriters agree that the representations, warranties and covenants contained in Schedule “A” hereto entitled “Compliance with United States Securities Laws” are incorporated by reference in and shall form part of this Agreement with respect to the transactions contemplated by this Agreement.

2.3          Filings. The Company hereby agrees to comply with all Applicable Securities Laws on a timely basis in connection with the Offering and undertakes to file, or cause to be filed, within the periods stipulated under Applicable Securities Laws, all forms, documents or undertakings required to be filed by the Company in connection with the issue and sale of the Offered Securities so that the distribution of the Offered Securities may lawfully occur without the necessity of filing a prospectus, a registration statement or other offering document with any Securities Regulator in the Selling Jurisdictions (other than the Company’s obligation to file a Registration Statement in accordance with subsection 4.1.1(n) hereof), and the Underwriters agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. All fees payable in connection with such filings shall be paid by the Company.

2.4          Solicitation of Orders. Neither the Company nor the Underwriters shall: (i) provide to prospective purchasers of the Offered Securities any document or other material that would constitute an offering memorandum or “future-oriented financial information” within the meaning of Applicable Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Securities, including but not limited to, causing the sale of the Offered Securities to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Offered Securities whose attendees have been invited by general solicitation or advertising.

3.            Representations, Warranties and Covenants of the Underwriters

3.1          Each Underwriter hereby severally, and neither jointly nor jointly and severally, represents, warrants and covenants to the Company and acknowledges that the Company is relying upon such representations, warranties and covenants in connection with entering into this Agreement, that (and will use its commercially reasonable efforts to cause any members of its selling groups to):

(a)	it will (and, as applicable, will cause its U.S. Affiliate to) conduct activities in connection with the Offering in compliance with all Applicable Securities Laws and all other laws applicable to it (or its Affiliate) and the provisions of this Agreement;

(b)	it has not and will not, directly or indirectly, sell or solicit, offer, sell, trade, distribute or otherwise do any act in furtherance of a trade of the Offered Securities in any country or jurisdiction so as to require registration of the Offered Securities or filing of a prospectus, offering memorandum or similar document with respect thereto (other than the Company’s obligation to file a Registration Statement in accordance with subsection 4.1.1(n) hereof) or subject the Company to any continuous disclosure or other reporting requirements to which it is not currently subject under the Applicable Securities Laws;

(c)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(d)	it will obtain from each Purchaser a duly completed and executed Subscription Agreement (including all certifications, forms, and other documentation contemplated thereby) and will use its reasonable efforts to obtain all other applicable forms, reports, undertakings and documentation required under Applicable Securities Laws or required by the Company, acting reasonably;

(e)	it has not and will not, in connection with the Offering, make any representation or warranty with respect to the Company or the Offered Securities except pursuant to (i) the Subscription Agreements; or (ii) any disclosure otherwise expressly authorized in writing by the Company; and

(f)	it (or its U.S. Affiliate, as applicable) is, and will remain until the completion of the Offering, duly registered pursuant to the provisions of the Applicable Securities Laws and is, and will remain until the completion of the Offering, duly registered or licensed as an investment dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, it will act only through members of a selling group who are so registered or licensed.

4.            Covenants of the Company

4.1          The Company hereby covenants to the Underwriters and to the Purchasers, and acknowledges that each of them is relying on such covenants in entering into this Agreement or purchasing the Offered Securities, respectively, as follows:

4.1.1	Offering

(a)	Due Diligence Process. The Company will, in connection with the Offering, allow the Underwriters and their representatives the opportunity to conduct all due diligence which the Underwriters and their representatives may reasonably require to be conducted prior to the Closing Date and will make available its directors, senior management, technical advisors, audit committee, and legal counsel to conduct such procedures as are reasonably required and to answer the questions of the Underwriters in due diligence meetings to be conducted prior to the Closing Date. The Closing of the Offering shall be conditional upon and subject to the Underwriters and their representatives being satisfied, in their sole discretion, with their due diligence review.

(b)	Due Diligence Materials. The Company has made available and provided to the Underwriters and their representatives, and, on a timely basis, will make available and provide to the Underwriters and their representatives: all requested corporate and operating records, Material Agreements, technical reports, financial information, budgets and other relevant information necessary in order to complete the due diligence investigation of the business, properties and affairs of the Company and its subsidiaries and the Properties.

(c)	Closing Deliveries. The Company will use its commercially reasonable efforts to fulfill or cause to be fulfilled, at or prior to the Closing Date, each of the conditions required to be fulfilled by it set out in Section 6.1.

(d)	Listing of Unit Shares and Warrant Shares. The Company will use its commercially reasonable efforts to obtain the necessary regulatory consents and approvals for the Offering, including the conditional acceptance of the Exchanges for the listing and trading of the Unit Shares and the Warrant Shares on the Exchanges.

(e)	Issuance of Unit Shares. The Company will ensure that the Unit Shares, upon issuance, shall be duly and validly issued as fully paid and non-assessable Common Shares and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Subscription Agreements.

(f)	Issuance of Warrants. The Company will ensure that the Warrants upon issuance shall be duly and validly created, authorized and issued and shall have the attributes corresponding to the description thereof set forth in this Agreement, the Subscription Agreements, and the Warrant Indenture.

(g)	Issuance of Warrant Shares. The Company shall ensure, at all times while any Warrants remain outstanding, that sufficient Warrant Shares are authorized and allotted for issuance upon due and proper exercise of the Warrants. The Warrant Shares, upon issuance in accordance with the terms of the Warrant Indenture, shall be duly and validly issued as fully paid and non-assessable Common Shares, and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Warrant Indenture.

(h)	Maintain Reporting Issuer Status. For a period of two years following the Closing Date, the Company will use its commercially reasonable efforts to remain a “reporting issuer” under Canadian Securities Laws, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Company and provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the United States, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the Exchanges (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted).

(i)	Stock Exchange Listing. The Company will not take any action for a period of two years after the Closing Date which would reasonably be expected to result in the delisting or suspension of its Common Shares on or from either of the Exchanges or on or from any securities exchange, market or trading or quotation facility on which its Common Shares are then listed or quoted, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Company and provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company graduating to the Toronto Stock Exchange or ceasing to be listed on either of the Exchanges (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted) so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the United States, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the Exchanges (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted).

(j)	Post-Closing Filings. The Company will execute and file with the Securities Regulators, all forms, notices and certificates required to be filed by the Company pursuant to Applicable Securities Laws, in the time required by the Applicable Securities Laws, including for greater certainty, Form 45-106F1 of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Underwriters pursuant to the closing conditions set forth in Section 6.1, as are required to be filed by the Company.

(k)	Standstill. The Company will not, for a period of 120 days following the Closing Date, without the prior written consent of the Joint Bookrunners, such consent not to be unreasonably withheld, conditioned or delayed, issue or sell any Common Shares or securities convertible, exchangeable or exercisable into Common Shares or announce any intention to do so, except for issuances of securities of the Company: (i) to directors, officers, management company employees, consultants and other eligible participants under existing option plans or option agreements or other securities based compensation arrangements; (ii) pursuant to the exercise, conversion or settlement, as the case may be, of incentive securities or other convertible securities of the Company outstanding as of the date of the Engagement Letter, or as disclosed to the Joint Bookrunners at or prior to the date hereof; (iii) to satisfy existing instruments or obligations or under existing agreements issued or entered into prior to the Closing Date; or (iv) as consideration for acquisitions proposed by the Company or any Subsidiary.

(l)	Lock-Up Agreements. The Company will use commercially reasonable efforts to cause its senior officers, directors and OR Royalties to agree, prior to Closing of the Offering, not to sell, or agree to sell (or announce any intention to do so), any Common Shares or securities exchangeable, exercisable or convertible into or having the right to acquire Common Shares for a period of 120 days following the Closing Date, without the Joint Bookrunners’ prior written consent, which consent will not be unreasonably withheld, other than pursuant to customary carve-outs, including: (i) pursuant to a take-over bid or similar transaction involving a change of control of the Company; (ii) in connection with the exercise, settlement, conversion or redemption of incentive securities issued pursuant to existing option plans or option agreements or other securities based compensation arrangements (including to satisfy tax obligations in connection with such exercise, settlement, conversion or redemption); (iii) in respect of transfers occurring by operation of law or in connection with transactions arising as a result of the death of the director or officer; or (iv) transfers to affiliates of the director or officer, any family members of the director or officer, or any company, trust or other entity owned by or maintained for the benefit of the director or officer, provided that such transferee in the case of (iii) and (iv) agrees to be bound by the lock-up.

(m)	Use of Proceeds. Subject to any circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, the Company will use the net proceeds of the Offering and the Non-Brokered Private Placement to fund the broadly distributed equity portion of the capital required to construct the Cariboo Gold Project and for general corporate purposes.

(n)	U.S. Registration Rights.

(i)	The Company shall use its commercially reasonable efforts to prepare and file a registration statement (a “Registration Statement”) within 30 days of the Closing Date on Form F-3 (or such other form as may be available to the Company), relating to and providing for the resale of the Registrable Securities on a continuous basis and shall use its commercially reasonable efforts to cause the SEC to declare such Registration Statement effective prior to the date that is four months and one day from the Closing Date; provided, however, that the Company’s obligations to include the Registrable Securities held by a U.S. Purchaser in the Registration Statement are contingent upon such U.S. Purchaser fully completing, executing and delivering a Selling Shareholder Questionnaire in the form attached to the Subscription Agreement as Schedule “H”.

(ii)	The Company shall promptly prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Registration Statement effective until the earliest of (i) such time as all of the Registrable Securities purchased by the U.S. Purchasers pursuant to the terms of the Subscription Agreements have been sold pursuant to the Registration Statement or (ii) such time as the Registrable Securities become eligible for resale by non-affiliates without any volume limitations or other restrictions pursuant to Rule 144(b)(1)(i) under the U.S. Securities Act or any other rule of similar effect and the Company has removed any legends restricting the resale of such Registrable Securities (the “Effectiveness Period”).

(iii)	At such time as the Company is obligated to file the Registration Statement with the SEC pursuant to Section 4.1.1(n)(i) hereof, the Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(A)	The Company shall keep the Registration Statement effective pursuant to Applicable Securities Laws in the United States until the expiration of the Effectiveness Period. The Company shall ensure that the Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading.

(B)	The Company shall notify the U.S. Purchasers in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, non-public information), and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission. The Company shall also promptly notify the U.S. Purchasers in writing (A) of any request by the SEC for amendments or supplements to the Registration Statement, or related prospectus or related information, and (B) of the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be appropriate.

(C)	The Company shall use commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of the Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify the U.S. Purchasers of the issuance of such order and the resolution thereof or its receipt of notice of the initiation or threat of any proceeding for such purpose.

(D)	Neither the Company nor any affiliate thereof shall identify any U.S. Purchaser as an underwriter in any public disclosure or filing with the SEC or any applicable stock exchange without the prior written consent of such U.S. Purchaser, and any U.S. Purchaser being deemed an underwriter by the SEC shall not relieve the Company of any obligations it has under this Agreement or the applicable Subscription Agreement.

(iv)	The Company shall bear all expenses in connection with the procedures in this Section 4.1.1(n) and the registration of the Registrable Securities pursuant to the Registration Statement, other than brokerage fees and commissions and/or legal fees and expenses incurred by the U.S. Purchasers, if any, in connection with the offering of the Registrable Securities pursuant to the Registration Statement.

(v)	For not more than ten (10) consecutive days in any twelve (12) month period and on no more than two (2) occasions in any twelve (12) month period, the Company may suspend the use of any prospectus included in any Registration Statement contemplated by this Section 4.1.1(n) in the event that the Company determines in good faith that such suspension is necessary to (A) delay the disclosure of material non-public information (within the meaning of Applicable Securities Laws) concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (B) amend or supplement the affected Registration Statement or the related prospectus so that (i) such Registration Statement shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) such prospectus shall not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading, including in connection with the filing of any post-effective amendment to such Registration Statement in connection with the Company’s filing of an Annual Report on Form 40-F (or Form 20-F) for any fiscal year (an “Allowed Delay”); provided, that the Company shall promptly (a) notify each U.S. Purchaser in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of a U.S. Purchaser) disclose to such U.S. Purchaser any material non-public information giving rise to an Allowed Delay, (b) advise the U.S. Purchasers in writing to cease all sales under the Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

4.1.2	Distribution Period

(a)	Full Particulars. During the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Company will promptly inform the Joint Bookrunners, on behalf of the Underwriters, in writing of the full particulars of:

(i)	any material change (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, financial condition, affairs, operations, assets, liabilities or obligations (contingent or otherwise), prospects, capital or ownership of the Company;

(ii)	any change in any material fact disclosed in the Public Record; and

(iii)	any material fact in respect of the Company that had not been previously disclosed to the Underwriters.

The Company shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Joint Bookrunners, on behalf of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Canadian Securities Laws as a result of such fact or change. The Company shall in good faith discuss with the Underwriters any change which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section.

(b)	Press Releases. During the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Company will promptly provide to the Joint Bookrunners, on behalf of the Underwriters, drafts of any press releases of the Company in respect of the Offering for review by the Underwriters and their counsel prior to issuance, and will not publish those press releases (unless otherwise required by Applicable Securities Laws) except with the prior approval of the Joint Bookrunners, on behalf of the Underwriters, which approval will not be unreasonably withheld or delayed. In addition, if required in order to comply with Applicable Securities Laws in the United States, (i) any press release issued outside the United States by the Company or the Joint Bookrunners concerning the Offering and naming the Underwriters will be marked at the top of the press release, as follows: “Not for dissemination in the United States or for Distribution to U.S. newswire services.”, and (ii) any press release issued in the United States will not name any of the Underwriters, and will otherwise comply with Rule 135c under the U.S. Securities Act.

(c)	Orders, Rulings, etc. The Company will advise the Joint Bookrunners, on behalf of the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Common Shares) that has been issued by any Securities Regulator or of any proceedings that have been instituted, threatened or contemplated, for any such purposes; or

(ii)	any request of any Securities Regulator for any information, or the receipt by the Company of any communication from any Securities Regulator or any other competent authority relating to the Company, or which may be relevant to the distribution of the Offered Securities;

and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above or, if any such order is issued, to obtain the withdrawal thereof as promptly as possible.

(d)	Notice of Breach. During the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Company shall promptly inform the Joint Bookrunners, on behalf of the Underwriters (and if requested by the Underwriters, confirm such notification in writing), of the full particulars of any breach or potential breach of:

(i)	any of the covenants in Section Error! Reference source not found. of this A greement; or

(ii)	any of the representations and warranties in Section 5 of this Agreement.

5.            Representations and Warranties of the Company

5.1         The Company hereby represents and warrants to the Underwriters and to the Purchasers and acknowledges that they are relying on such representations and warranties in entering into this Agreement or purchasing the Offered Securities, respectively, that:

5.1.1	General Matters

(a)	Good Standing of the Company. The Company: (i) is existing under the Act, and is up-to-date in all material corporate filings and in good standing under the Act; (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and capacity to create, issue and sell, as applicable, the Offered Securities and Warrant Shares and to enter into and carry out its obligations under the Transaction Documents.

(b)	Good Standing and Ownership of the Subsidiaries. Other than the Securities, the Company does not beneficially own or exercise control or direction over, 10% or more of the outstanding voting shares of any company other than the Subsidiaries. Except as disclosed in the Public Record, the Company beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of the Subsidiaries, free and clear of all encumbrances, and the Company is entitled to the full beneficial ownership of all shares in the Subsidiaries. All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares free and clear of any liens. None of the outstanding securities of any Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiaries. Other than pursuant to the Credit Agreement, there exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of any Subsidiary.

(c)	Good Standing of Subsidiaries. Each of the Subsidiaries: (i) has been duly incorporated or otherwise duly exists in its jurisdiction of existence, is up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction, (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, respectively; and (iii) is duly qualified to transact business in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(d)	Only Material Subsidiary. The Material Subsidiary is the only material direct or indirect subsidiary of the Company.

(e)	Carrying on Business. Each of the Company and the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all material applicable federal, provincial, state, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carries on business to enable its business to be carried on as now conducted and proposed to be conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits.

(f)	No Proceedings for Dissolution. No proceedings have been taken, instituted or, are pending for the dissolution, liquidation or winding up of the Company or the Subsidiaries, other than for greater certainty, the liquidations of Williams Creek Gold Limited, 0847423 BC Ltd., Tintic Utah Metals LLC, Chief Reversion LLC and Chief Gold Mines, Inc., which have been completed, and the liquidation of Minera El Patron, S.A. de C.V., which has been authorized and presently ongoing.

(g)	Absence of Breach or Default. The Company is not in breach or default of, and the execution and delivery of the Transaction Documents, and the performance by the Company of its obligations hereunder or thereunder, the issue and sale of the Offered Securities, and the creation and issue of the Warrant Shares upon due exercise of the Warrants and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (i) any statute, rule or regulation applicable to the Company, including Applicable Securities Laws; (ii) the constating documents, articles or resolutions of the Company which are in effect at the date hereof; (iii) any Material Agreement or Debt Instrument; or (iv) any judgment, decree or order binding the Company or the Subsidiaries or the properties or assets of the Company or the Subsidiaries.

(h)	Freedom to Compete. Neither the Company nor the Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which would have a Material Adverse Effect.

(i)	Share Capital of the Company. The Company is authorized to issue an unlimited number of Common Shares without par value, of which, as of the close of business on August 14, 2025, 138,044,767 Common Shares were outstanding as fully paid and non-assessable shares of the Company.

(j)	Absence of Rights. Other than pursuant to the Investment Agreement, any convertible securities outstanding on the date hereof as disclosed in the Public Record, or rights to acquire securities outstanding pursuant to the Company’s security based compensation plans in existence on the date hereof, or in connection with this Offering and the Non-Brokered Private Placement, no person has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company, and the Offered Securities and the Warrant Shares upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company.

(k)	Common Shares are Listed. The currently issued and outstanding Common Shares are listed and posted for trading on the Exchanges and no order ceasing or suspending trading in the Common Shares or prohibiting the sale of the Offered Securities has been issued, and to the knowledge of the Company, no proceedings for such purpose have been threatened or are pending.

(l)	Stock Exchange Compliance. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from either of the Exchanges and the Company is currently in compliance, in all material respects, with the rules and regulations of the Exchanges.

(m)	Reporting Issuer Status. The Company is a “reporting issuer” or the equivalent thereof, not included in a list of defaulting reporting issuers maintained by the Securities Regulators in each of the Reporting Provinces, and in particular, without limiting the foregoing, the Company has complied, in all material respects, with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the Securities Regulators in each of the Reporting Provinces.

(n)	Continuous Disclosure. From and after December 31, 2022, the Company is in compliance in all material respects with its timely and continuous disclosure obligations under Applicable Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material change that has occurred since December 31, 2022, which has not been publicly disclosed. The information and statements in the Public Record since December 31, 2022 were true and correct in all material respects as of the respective dates of such information and statements and at the time any such documents were filed on SEDAR+ and, except as may have been corrected by subsequent disclosure, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading. The Company has not filed any confidential material change reports which remain confidential as at the date hereof. To the knowledge of the Company, there are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under Applicable Securities Laws.

(o)	No Voting Control. Except as provided under the Investment Agreement and the Investor Rights Agreement, the Company is not a party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries.

(p)	Transfer Agent and Warrant Agent. The Transfer Agent has been duly appointed as the registrar and transfer agent in respect of the Common Shares, and the Warrant Agent will, at the Closing Time, be duly appointed as the warrant agent in respect of the Warrants.

(q)	Corporate Actions. All necessary corporate action has been taken or will have been taken prior to the Closing Time by the Company so as to: (i) validly issue the Unit Shares as fully paid and non-assessable Common Shares; (ii) validly create, authorize and issue the Warrants on Closing; and (iii) allot and authorize the issuance of the Warrant Shares as fully paid and non-assessable Common Shares upon the due exercise of the Warrants in accordance with the terms of the Warrant Indenture.

(r)	Valid and Binding Documents. Each of the execution and delivery of each of the Transaction Documents and the performance of the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of the Company and upon the execution and delivery thereof shall constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability may be limited by applicable laws in effect in the province of Ontario.

(s)	All Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for: (i) the execution and delivery of the Transaction Documents; (ii) the issuance, creation, sale and delivery, as applicable, of the Unit Shares, the Warrants, and the Warrant Shares; and (iii) the consummation of the transactions contemplated hereby and thereby, have been made or obtained, as applicable, other than filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws.

(t)	Validly Issued Unit Shares. The Unit Shares have been duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, the Unit Shares will be validly issued as fully paid and non-assessable Common Shares.

(u)	Validly Issued Warrants. The Warrants have been duly and validly created and authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement and the Warrant Indenture, against payment of the consideration set forth herein, the Warrants will be validly issued.

(v)	Validly Authorized Warrant Shares. The Warrant Shares to be issued have been duly and validly authorized and reserved for issuance and, upon exercise of the Warrants in accordance with their terms and when issued and delivered by the Company, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares.

(w)	Material Agreements. With respect to the Material Agreements and Debt Instruments:

(i)	all Material Agreements and Debt Instruments of the Company and the Subsidiaries required to be filed in accordance with section 12.2 of NI 51-102 have been disclosed in the Public Record;

(ii)	all of the Material Agreements and Debt Instruments are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof; and

(iii)	neither the Company nor any Subsidiary is in material violation, breach or default nor has the Company or any Subsidiary received any notification from any party claiming that the Company or any Subsidiary is in material violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in material breach, violation or default of any term under any Material Agreement or Debt Instrument.

(x)	Acquisitions and Dispositions. Since December 31, 2022, all acquisitions, dispositions, amalgamations, reorganizations, and other corporate transactions completed by the Company or any Subsidiary, have been, if required, disclosed in the Public Record, were completed in material compliance with all applicable corporate and securities laws and all necessary corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with.

(y)	No Actions or Proceedings. There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or the Subsidiaries) currently outstanding, or to the knowledge of the Company, threatened or pending, against the Company or the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity. There are no judgments or orders against the Company or the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or the Subsidiaries or its Properties or assets, are subject.

(z)	Financial Statements. The audited annual consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, and the notes thereto and auditor’s report thereon, and the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2025 and 2024, and the notes thereto (collectively, the “Financial Statements”), contain no misrepresentations, present fairly, in all material respects, the financial position of the Company (on a consolidated basis) for the periods then ended and have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved.

(aa)	No Material Changes. Except as disclosed in the Public Record, since December 31, 2024:

(i)	there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company (on a consolidated basis), as applicable;

(ii)	there has not been any material change in the capital stock or long-term debt of the Company or the Subsidiaries, as applicable; and

(iii)	the Company and the Subsidiaries, as applicable, have carried on its business in the ordinary course.

(bb)	No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Company or the Subsidiaries which are required to be disclosed and are not disclosed or reflected in the Financial Statements.

(cc)	Internal Accounting Controls. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company is in compliance, in all material respects, with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, as applicable to the Company.

(dd)	Accounting Policies. There has been no change in accounting policies or practices of the Company since December 31, 2024.

(ee)	Purchases and Sales. Neither the Company nor the Subsidiaries has approved or has entered into any agreement in respect of, and does not have any knowledge of:

(i)	the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or the Material Subsidiary whether by asset sale, transfer of shares, or otherwise;

(ii)	the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Company or otherwise) of the Company or the Material Subsidiary; or

(iii)	a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or shares of the Material Subsidiary.

(ff)	No Loans or Non-Arm’s Length Transactions. Except as disclosed in the Public Record, neither the Company nor the Subsidiaries is a party to any Debt Instrument or has any material loans or other material indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with the Company or the Subsidiaries.

(gg)	Dividends. Except as outlined in the Credit Agreement, there is not, in the constating documents of the Company or the Subsidiaries or in any Material Agreement, or other instrument or document to which the Company or the Subsidiaries is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or the Subsidiaries or the payment of dividends by the Company or the Subsidiaries to the holders of the Common Shares.

(hh)	Independent Auditors. The Company’s auditors who audited the annual consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, are independent public accountants as required by the Applicable Securities Laws and no “reportable event” (within the meaning of NI 51-102) has occurred.

(ii)	Insurance. The assets of the Company, the Material Subsidiary and their respective business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor the Material Subsidiary have failed to promptly give any notice or present any material claim thereunder.

(jj)	Leased Premises. With respect to each of the Leased Premises, the Company or Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or Subsidiary occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(kk)	Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company or any Subsidiary have been paid, except where the failure to do so would not reasonably be expected to give rise to a Material Adverse Effect. All tax returns, declarations and filings required to be filed by the Company and the Subsidiaries have been timely filed with all appropriate governmental authorities and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or any Subsidiary, except where such examinations, issues or disputes, individually or collectively, would not reasonably be expected to have a Material Adverse Effect.

(ll)	Material Compliance with Laws. Each of the Company and the Material Subsidiary are, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carry on business to enable their business to be carried on as now conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which could have a Material Adverse Effect and will at the Closing Time be valid, subsisting and in good standing.

(mm)	Anti-Bribery Laws. Neither the Company nor any Subsidiary has, and to the knowledge of the Company, no director, officer, employee, consultant, representative or agent of the foregoing has, (i) violated any anti-bribery or anti-corruption laws applicable to the Company, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor any Subsidiary has, nor, to the knowledge of the Company, has any director, officer, employee, consultant, representative or agent of the foregoing, (i) conducted or initiated any review, audit, or internal investigation that concluded the Company, the Subsidiaries, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(nn)	Anti-Money Laundering. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(oo)	OFAC Requirements. Neither the Company nor any Subsidiary has been, nor to the knowledge of the Company, has any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any Subsidiary been or is currently subject to any United States sanctions administered by the OFAC; and the Company will not directly or indirectly use any proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to the Company or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC.

(pp)	Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company or the Material Subsidiary are now, or have ever been, (i) subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of the Company or any other public company.

(qq)	Related Parties. Except for the Investment Agreement, the Management Services Agreement or as disclosed in the news release of the Company dated January 25, 2022 in the Public Record, none of the directors, officers or employees of the Company or any Subsidiary, any known holder of more than 10% of any class of shares of the Company or any Subsidiary, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction since November 23, 2020 or any proposed material transaction with the Company or any Subsidiary which, as the case may be, materially affected, is material to or will materially affect the Company and the Subsidiaries.

(rr)	Fees and Commissions. Other than the Underwriters (or any members of their selling group) pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, finder, underwriting, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(ss)	Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to the proceeds of the Offering, including under the terms of any Debt Instrument, Material Agreement, or other instrument or document (written or unwritten).

(tt)	Sufficiency of Proceeds and Other Funds. The Company reasonably believes that the net proceeds of the Offering and the Non-Brokered Private Placement, together with the net proceeds that may be drawn under the Credit Agreement, as well as indications of interest from commodity traders seeking high-quality concentrate off-take, and other potential financing arrangements that the Company is actively negotiating, will provide sufficient funding to construct the Cariboo Gold Project.

(uu)	Minute Books and Records. The minute books and records of the Company and the Material Subsidiary contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

(vv)	Full Disclosure. All information which has been prepared by the Company relating to the Company, the Subsidiaries and any of their business, properties and liabilities, and either publicly disclosed or provided to the Underwriters and the Public Record is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading.

(ww)	Forward-Looking Information. With respect to forward-looking information and forward-looking statements (each within the meaning of Applicable Securities Laws) (together “Forward-Looking Information”) contained in the Public Record:

(i)	the Company had a reasonable basis for the Forward-Looking Information at the time the disclosure was made;

(ii)	all Forward-Looking Information is identified as such, and all such documents caution users of Forward-Looking Information that actual results may vary from the Forward-Looking Information, identify material risk factors that could cause actual results to differ materially from the Forward-Looking Information, and state the material factors or assumptions used to develop the Forward-Looking Information;

(iii)	the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated; and

(iv)	the Company has updated such Forward-Looking Information as required by and in compliance with Applicable Securities Laws.

5.1.2	Mining and Environmental Matters

(a)	Only Material Property. The Cariboo Gold Project is the only material property which the Company directly or indirectly owns.

(b)	Properties and Assets. The Company and the Subsidiaries are the absolute legal and beneficial owners of and have good and marketable title to, all of the properties or assets thereof as described in the Public Record, including the Properties, such properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than as described in the Public Record in respect of the Cariboo Gold Project), and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted or contemplated to be conducted. The Company does not know of any claim or basis for any claim that might or could adversely affect the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Public Record, the Company does not have a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof.

(c)	Material Properties and Mining Rights. Except in respect of certain surface rights at the San Antonio Gold Project, the Company and the Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims or other conventional property, proprietary or contractual interests or rights, including access and surface rights, recognized in the jurisdiction in which the Properties are located in respect of the ore bodies and specified minerals located in the Properties in which the Company and the Subsidiaries have an interest as described in the Public Record under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Subsidiaries to access the Properties and explore and exploit the minerals relating thereto as are appropriate in view of their respective rights and interests therein; all such properties, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing and neither the Company nor any Subsidiary is in default of any of the material provisions of any such agreements, including failure to fulfill any payment or work obligation thereunder, nor has any such default been alleged.

(d)	Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company or any Subsidiary holds its properties and assets (including any option agreement or any interest in, or right to earn an interest in, any properties), including the Properties, are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, and neither Company nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. The Properties (and any option agreement or any interest in, or right to earn an interest in, such Properties) are not subject to any right of first refusal or purchase or acquisition rights.

(e)	Cariboo Gold Project Title Opinion. Other than (i) on account of the passage of time, and (ii) any changes resulting from the Credit Agreement and the transactions contemplated thereunder, the Company is not aware of any facts or circumstances that would result in the title opinion in respect of the Cariboo Gold Project that was delivered in connection with entering into the Credit Agreement being untrue or incorrect in any material respect if it were delivered as of the date hereof.

(f)	No Restrictions. There are no restrictions imposed by any applicable law or by agreement which materially conflict with the proposed development, operation (including, but not limited to, in respect of commercial production related mining activities), and maintenance of the Cariboo Gold Project.

(g)	No Liens. Neither the Company nor any Subsidiary has received written notice of any claims for construction liens or other liens, charges, encumbrances, security interests or adverse claims with respect to work or services performed or materials supplied to, on or in connection with the Cariboo Gold Project other than liens or encumbrances imposed in the ordinary course of business.

(h)	No Outstanding Payments. All rentals, payments and obligations (including but not limited to maintenance for the Properties), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the Cariboo Gold Project have been properly recorded and/or timely paid.

(i)	Possession of Permits and Authorizations. The Company and the Material Subsidiary have obtained all Permits necessary to carry on the business of the Company and the Material Subsidiary as it is currently conducted. The Company and the Material Subsidiary are in compliance with the terms and conditions of all Permits except where non-compliance would not reasonably be expected to have a Material Adverse Effect. All of the Permits issued to date are valid, subsisting, and in good standing and all Permits issued to date remain in full force and effect and neither the Company nor the Material Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Permits nor any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted.

(j)	No Expropriation. No part of the Properties or the mining rights or Permits of the Company or the Material Subsidiary have been taken, revoked, condemned, or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, threatened, or is pending, nor does the Company have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(k)	No Indigenous Claims. Except as disclosed in the Public Record, there are no claims or actions with respect to indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the Properties. There are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the Properties, and no material dispute in respect of the Properties with any local or indigenous group exists or, to the knowledge of the Company and the Subsidiaries, is threatened or imminent.

(l)	Community Relationships. Except as disclosed in the Public Record, the Company and the Subsidiaries maintain good relationships with the communities and persons affected by or located on the Cariboo Gold Project in all material respects, and there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Cariboo Gold Project.

(m)	Government Relationships. The Company and the Subsidiaries maintain good relations with all Governmental Entities in the jurisdiction in which the Cariboo Gold Project is located, or in which such parties otherwise carry on their business or operations. To the knowledge of the Company, except as disclosed in the Public Record, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or the Subsidiaries from conducting its business and activities in connection with the Cariboo Gold Project, in all material respects, as currently conducted and there exists no actual or, to the knowledge of the Company, threatened termination, limitation, modification or material change in the working relationship with any Governmental Entities.

(n)	Environmental Matters.

(i)	the Company and the Subsidiaries are in material compliance with all Environmental Laws and all operations on the Properties carried out by or on behalf of the Company and the Subsidiaries have been conducted in compliance with Environmental Laws except where non-compliance would not reasonably be expected to have a Material Adverse Effect;

(ii)	neither the Company nor any Subsidiary has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport, or handle any hazardous substance;

(iii)	the Company and the Subsidiaries have not, and to the knowledge of the Company, no predecessor of the Company or any Subsidiary has, received any notice of, or been prosecuted for an offence alleging, material non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, and the Company and the Subsidiaries have not, nor to the knowledge of the Company, has any predecessor company, settled any allegation of non-compliance short of prosecution. Except in respect of closure and reclamation plans for the Cariboo Gold Project as disclosed to the Underwriters in writing, there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries nor has the Company or any Subsidiary received notice of any of the same;

(iv)	there have been no past unresolved claims, complaints, notices or requests for information received by the Company or any Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the knowledge of the Company, none that are threatened or pending; and no conditions exist at, on or under any properties now or previously owned, operated or leased by the Company or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a Material Adverse Effect;

(v)	except as ordinarily or customarily required by applicable permit, neither the Company nor any Subsidiary has received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. The Company and the Subsidiaries have not received any request for information in connection with any federal, provincial, state, municipal or local inquiries as to disposal sites;

(vi)	there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Subsidiaries except for ongoing assessments conducted by or on behalf of the Company or the Subsidiaries in the ordinary course; and

(vii)	there are currently no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of material non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any Subsidiary.

(o)	Scientific and Technical Information. The Company and the Subsidiaries are in material compliance with the provisions of NI 43-101 and the Company has filed all technical reports required to be filed by it under NI 43-101. The Cariboo Technical Report remains current and complies, in all material respects, with the requirements of NI 43-101, and there is no new material scientific or technical information concerning the Cariboo Gold Project since the date thereof that would require a new technical report in respect of such property to be issued under NI 43-101. The Company and the Subsidiaries, or to the knowledge of the Company, any predecessor thereof, made available to the authors of the Cariboo Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by such authors and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Public Record relating to scientific and technical information, including the estimates of the mineral resources and mineral reserves of the Cariboo Gold Project, have been prepared in accordance with Canadian industry standards set forth in NI 43-101 and in compliance with Canadian Securities Laws. The method of estimating the mineral resources and mineral reserves has been verified by mining experts who are “qualified persons” (within the meaning of NI 43-101), all material assumptions underlying the mineral resource and mineral reserve estimates are reasonable and appropriate, the information upon which the estimates of mineral resources and mineral reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof.

(p)	Compliance with Flow-Through Obligations. The Company is not, and has never been, in default of any of its legal obligations in respect of any “flow-through share” financings previously undertaken by the Company.

5.1.3	Employment Matters

(a)	Employment Laws. The Company and the Subsidiaries are in material compliance with all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers’ compensation, occupational health and safety and pay equity and wages. There are no material claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers’ compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing.

(b)	Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee, or consultant of the Company or any Subsidiary, as applicable (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Applicable Securities Laws.

(c)	Record-Keeping. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company and the Subsidiaries.

(d)	Labour Matters. There is not currently any labour disruption, dispute, slowdown, stoppage, complaint, or grievance outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or any Subsidiary and no union representation question exists respecting the employees of the Company or any Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Company or any Subsidiary.

(e)	No Work Stoppage or Interruptions. There is not currently any actions, proceedings, inquiries, disruptions, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which did or could materially adversely affect the ability to explore, develop and operate the Cariboo Gold Project.

6.            Conditions to Closing

6.1          The following are conditions to the completion of the Underwriters’ obligations as contemplated in this Agreement, which conditions shall have been fulfilled by the Company on or prior to the Closing Time, other than as may be waived in writing in whole or in part by the Joint Bookrunners, on behalf of the Underwriters:

(a)	The board of directors of the Company will have authorized and approved the Transaction Documents and the Offering and all matters relating to the foregoing.

(b)	The Underwriters shall have received a certificate dated the Closing Date, signed by appropriate officers of the Company, addressed to the Underwriters, with respect to: (i) the constating documents of the Company, (ii) all resolutions of the Company’s board of directors relating to the Offering and the Transaction Documents and the transactions contemplated hereby and thereby, and (iii) the incumbency and specimen signatures of signing officers of the Company, in the form of a certificate of incumbency and such further certificates and other documentation as may be contemplated in this Agreement or as the Underwriters may reasonably require.

(c)	The Underwriters shall have received a certificate dated the Closing Date, signed by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company or such other senior officers of the Company as may be acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and in form and content satisfactory to the Joint Bookrunners, on behalf of the Underwriters, acting reasonably, certifying for and on behalf of the Company and without personal liability, that:

(i)	no order, ruling or determination having the effect of suspending the sale of the Offered Securities or any securities of the Company (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii)	there has been no material adverse change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Subsidiaries, on a consolidated basis, since December 31, 2024 to the date of this Agreement;

(iii)	no default or event of default exists and is then continuing under any of the Transaction Documents and no event exists that, but for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition after that event, would constitute a default or event of default under any of the Transaction Documents;

(iv)	the representations and warranties of the Company contained in this Agreement are true and correct in all material respects at the Closing Time, with the same force and effect as if made by the Company as at the Closing Time after giving effect to the transactions contemplated hereby; and

(v)	the Company has complied in all material respects with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with or satisfied prior to the Closing Time, other than conditions which have been waived by the Underwriters.

(d)	The Underwriters shall have received a favourable legal opinion addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters’ counsel, acting reasonably, dated the Closing Date, from Bennett Jones LLP, counsel to the Company, and where appropriate, from local counsel in the other applicable jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i)	as to the Company validly existing under the Act and having the requisite corporate power and capacity under the Act to carry on its business as presently carried on and to own its properties and assets;

(ii)	as to the Material Subsidiary having been incorporated and is a valid and existing company under the laws of its jurisdiction and as to it having the requisite corporate power and capacity under the laws of its jurisdiction to carry on its business as presently carried on and to own its properties and assets;

(iii)	as to the authorized and issued capital of the Company and the Material Subsidiary, and in respect of the Material Subsidiary, the holder of the issued capital of the Material Subsidiary;

(iv)	as to the corporate power and authority of the Company to carry out its obligations under the Transaction Documents and to issue the Offered Securities and the Warrant Shares and grant the Underwriters’ Option;

(v)	all necessary corporate action has been taken by the Company to authorize the execution and delivery of the Transaction Documents as well as the performance of its obligations thereunder and hereunder;

(vi)	the Transaction Documents have been duly executed and delivered by the Company, and constitute legal, valid and binding obligations of the Company enforceable against it in accordance with their respective terms;

(vii)	the execution and delivery of the Transaction Documents and the performance by the Company of its obligations thereunder does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any term or provision of the constating documents of the Company, the Act or Canadian Securities Laws;

(viii)	the Unit Shares have been duly and validly issued as fully paid and non-assessable Common Shares;

(ix)	the Warrants have been duly and validly created and issued;

(x)	the Warrant Shares have been validly authorized and allotted for issuance and, upon the due exercise of the Warrants in accordance with the provisions of the Warrant Indenture, and any applicable certificate representing the Warrants, and payment of the exercise price, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(xi)	the offering, issuance and sale by the Company of the Unit Shares and Warrants are exempt from the prospectus requirements of Canadian Securities Laws in the Selling Jurisdictions and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the Canadian Securities Laws to permit such issuance and sale; it being noted, however, that the Company is required to file or cause to be filed with the applicable securities regulators, a report on Form 45-106F1 prepared and executed pursuant to NI 45-106, together with the prescribed filing fee, within ten days of the Closing Date;

(xii)	the issuance by the Company of the Warrant Shares upon due exercise of the Warrants in accordance with the terms of the Warrant Indenture, and any applicable certificate representing the Warrants, will be exempt from the prospectus and registration requirements of Canadian Securities Laws in the Selling Jurisdictions and no prospectus or other documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under Canadian Securities Laws to permit such issuance and delivery;

(xiii)	no prospectus or other document is required to be filed, no proceeding is required to be taken and no approval, permit, consent or authorization of regulatory authorities is required to be obtained by the Company under Canadian Securities Laws in connection with the first trade of the Unit Shares, Warrants, or Warrant Shares by the holders thereof provided that a period of four months and one day has lapsed from the Closing Date; and

(xiv)	the Warrant Agent has been duly appointed by the Company as the warrant agent under the Warrant Indenture and the Transfer Agent has been duly appointed as the transfer agent and registrar for the Common Shares.

(e)	If any Units are offered and sold to, or for the account or benefit of, persons in the United States or U.S. Persons pursuant to Schedule “A” hereto, the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, in form and substance satisfactory to the Underwriters’ counsel, acting reasonably, dated the Closing Date, from Troutman Pepper Locke LLP, special United States counsel to the Company, to the effect that no registration of the Units, Unit Shares and Warrants offered and sold to, or for the account or benefit of, persons in the United States or U.S. Persons will be required under the U.S. Securities Act, provided that the offer and sale of such securities to Purchasers in the United States is made in accordance with Schedule “A” hereto; provided it being understood that no opinion is expressed as to any subsequent resale of any of such securities or to the issuance of Warrant Shares upon exercise of the Warrants.

(f)	The Underwriters shall have received a title opinion dated as of the Closing Date from Bennett Jones LLP, counsel to the Company, addressed to the Underwriters, relating to the right to or ownership of the Cariboo Gold Project, in form and substance satisfactory to the Underwriters, acting reasonably.

(g)	The Company will have caused the Transfer Agent to deliver a certificate as to its appointment and the issued and outstanding Common Shares as at the close of business on the Business Day prior to the Closing Date.

(h)	The Company will have caused the Warrant Agent to deliver a certificate as to its appointment as warrant agent under the Warrant Indenture.

(i)	Each of the Transaction Documents shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriters and their counsel acting reasonably.

(j)	The Offering and the listing of the Unit Shares and the Warrant Shares will have been conditionally accepted by the Exchanges, and the Underwriters shall have received evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities required to be obtained by the Company in order to complete the Offering have been made or obtained.

(k)	The Underwriters shall have received a certificate of compliance, certificate of good standing, or similar certificate with respect to the jurisdiction in which the Company and the Material Subsidiary is incorporated.

(l)	The Underwriters shall have received from each of the directors and senior officers of the Company and from OR Royalties executed lock-up agreements contemplated pursuant to Section 4.1.1(l).

(m)	The Underwriters shall have received copies of the reporting issuer lists evidencing that the Company is a “reporting issuer”, or its equivalent, in each of the Reporting Provinces and that it is not on the list of defaulting reporting issuers maintained by each of the Securities Regulators in the Reporting Provinces.

7.            Closing

7.1          The Offering will be completed electronically or at the offices of the Company’s counsel in the City of Toronto, Ontario at the Closing Time or such other place, date or time as may be mutually agreed to; provided that if the Company has not been able to comply in any material respect with any of the covenants or conditions set out herein required to be complied with by the Closing Time or such other date and time as may be mutually agreed to or such covenant or condition has not been waived by the Joint Bookrunners, on behalf of the Underwriters, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses, indemnity and contribution provided for in this Agreement.

7.2	At or prior to the Closing Time, the Underwriters shall have delivered to the Company:

(a)	completed and executed Subscription Agreements (including all certifications, forms and other documentation contemplated thereby or as may be required by applicable securities regulatory authorities) in a form acceptable to the Company;

(b)	payment of the gross proceeds of the Offering less the Underwriters’ Fee and Underwriters’ Expenses by wire transfer to the Company; and

(c)	such further documentation as may be contemplated herein or as the Company may reasonably require.

7.3	At or prior to the Closing Time, the Company shall have delivered to the Underwriters:

(a)	the Offered Securities, whether by way of electronic deposit or delivery of certificates in definitive form, as directed by the Underwriters;

(b)	the requisite legal opinions, certificates and other deliverables as contemplated in Section 6 of this Agreement; and

(c)	such further documentation as may be contemplated herein or as the Underwriters may reasonably require.

8.            Rights of Termination

8.1          The Underwriters (or any one of them) shall be entitled to terminate and cancel their obligations hereunder by written notice to that effect given to the Company, with a copy to the other Underwriters, on or before Closing if, at any time prior to the Closing Time:

(a)	(i) any inquiry, action, suit, investigation (whether formal or informal) or other proceeding is commenced, instituted, announced, threatened or any order is made by any federal, provincial, state or other governmental authority, commission, board, bureau, agency or instrumentality (including, without limitation, the TSXV, the NYSE or any securities regulatory authority) in relation to the Company or any of the Subsidiaries which involves a finding of a wrong doing or credible allegations of a wrong-doing, or (ii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Offered Securities or the Common Shares or there is any change in law or regulation, or the interpretation or administration thereof, which, in any such cases, in the opinion of any of the Underwriters, acting reasonably, operates to materially impact, prevent or restrict the distribution or trading of the Offered Securities or the Common Shares;

(b)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any outbreak or escalation of national or international hostilities or any crisis or calamity or plague of national or international consequence, or any governmental action, law, regulation, inquiry or other similar occurrence which, in the opinion of any of the Underwriters, acting reasonably, materially adversely affects or could reasonably be expected to materially adversely affect or involve the financial markets in Canada or the United States or the business, operations or affairs of the Company and its Subsidiaries taken as a whole or the market price or value of the securities of the Company;

(c)	there shall occur, be discovered by the Underwriters or announced by the Company, any material change or a change in any material fact in the business, affairs, financial condition, assets, liabilities (contingent or otherwise), results of operations of the Company and its related entities (taken as a whole), or there shall exist or be discovered any material fact which is, or may be, untrue, false or misleading in a material respect or result in a misrepresentation (other than a change or fact related solely to the Underwriters), which, in the opinion of any of the Underwriters, acting reasonably, has or could be reasonably expected to have a significant adverse effect on the market price or value of the Offered Securities; or

(d)	the Company is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by the Company herein is or becomes false in any material respect.

8.2          In the event of any such termination pursuant to the provisions of this Section 8 by any one of the Underwriters, the other Underwriters shall be deemed contemporaneously to have terminated the obligations under this Agreement unless such other Underwriter(s) shall, within 24 hours after notice of termination is given, notify the Company to the effect that it is assuming the obligations of the Underwriter(s) terminating its obligations.

8.3          The rights of termination contained in this Section  8 may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by any Underwriter, there shall be no further liability on the part of such Underwriter to the Company or on the part of the Company to such Underwriter except in respect of any liability which may have arisen or may arise after such termination in respect of Section  9 (Indemnity) and Section  10 (Expenses) of this Agreement.

9.            Indemnity

9.1          The Company (for purposes of this Section 9, the “Indemnitor”), hereby agrees to indemnify and hold harmless each of the Underwriters, each of their subsidiaries and affiliates, and each of their respective directors, officers, employees, partners and agents (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses (other than loss of profits), expenses, claims, actions, damages and liabilities, joint or solidary, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Underwriters’ proper performance of the Agreement. The Indemnitor also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or delict or otherwise) to the Indemnitor or any person asserting claims on behalf of or in right of the Indemnitor for or in connection with this Agreement except to the extent any losses, expenses, claims, actions, damages or liabilities incurred by the Indemnitor have resulted from the gross negligence or willful misconduct of such Indemnified Party or a breach of the terms of this Agreement by such Indemnified Party. The Indemnitor will not, without the Underwriters’ prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.

9.2          Promptly after receiving notice of an action, suit, proceeding or claim against the Underwriters or any other Indemnified Party or receipt of notice of the commencement of any investigation involving the Underwriters or any other Indemnified Party which is based, directly or indirectly, upon or involves any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriters or any such other Indemnified Party will notify the Indemnitor in writing of the particulars thereof, provided that the omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to the Underwriters or any other Indemnified Party unless and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnitor has under this indemnity.

9.3          The foregoing indemnity shall not apply to the extent that such losses, expenses, claims, actions, damages or liabilities to which the Indemnified Party may be subject were caused by the gross negligence or willful misconduct of the Indemnified Party or a breach of the terms of this Agreement by such Indemnified Party.

9.4          An Indemnified Party may retain counsel to separately represent it in the defence of a Claim, which shall be at the Indemnitor’s expense if (i) the Indemnitor does not promptly assume the defence of the Claim, (ii) the Indemnitor agrees to separate representation or (iii) the Indemnified Party is advised by counsel that there is an actual or potential conflict in the Indemnitor’s and the Indemnified Party’s respective interests or additional defences are available to the Indemnified Party, which makes representation by the same counsel inappropriate. The Indemnitor also agrees to reimburse the Underwriters for the time spent by its personnel in connection with any Claim at their normal per diem rates.

9.5           If for any reason the foregoing indemnity is unavailable (other than in accordance with the terms hereof) to any Indemnified Party or insufficient to hold any Indemnified Party harmless, the Indemnitor shall contribute to the amount paid or payable by the Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor, on the one hand, and the Indemnified Party, on the other hand, but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event be liable to pay or contribute to the amount paid or payable by the Indemnified Party under the Claim any amounts in excess of the aggregate amount of the fees actually received by the Indemnified Party under this Agreement.

9.6          In no event shall the Indemnitor be responsible for the fees of more than one firm of lawyers representing the Underwriters or an Indemnified Party, as applicable, in connection with the foregoing in any particular jurisdiction.

9.7          The obligations of the Indemnitor hereunder are in addition to any liabilities, which the Indemnitor may otherwise have to Underwriters or any other Indemnified Party.

9.8          Notwithstanding anything herein to the contrary, no shareholder, director, consultant, agent or officer of the Indemnitor shall have any personal liability or obligations hereunder (including in connection with the Schedules hereto) or pursuant to any other obligations of the Indemnitor now or hereafter created with respect to or in any way pertaining to the matters referred to in this Agreement and any recourse against the Indemnitor for any breach or failure to fulfill any such obligations shall be limited to the assets of the Indemnitor.

9.9          The foregoing provisions shall survive the completion of professional services rendered under this Agreement or the termination of this Agreement. The Indemnitor hereby constitutes the Underwriters as trustees for each of the other indemnified parties of the covenants of the Indemnitor under this indemnity with respect to such persons and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

10.          Expenses

10.1        Whether or not the Offering is completed, the Company will be solely responsible for all of its expenses related to the Offering, including all fees and disbursements of its counsel and its “out-of-pocket” costs. The Company shall be responsible for the reasonable fees and disbursements of the Underwriters’ counsel (including applicable taxes and disbursements) and the Underwriters’ “out-of-pocket” costs (collectively, the “Underwriters’ Expenses”).

10.2        Underwriters’ Expenses incurred by the Underwriters, or on their behalf, shall be paid to the Underwriters on the Closing Date and, at the option of the Joint Bookrunners, on behalf of the Underwriters, the Underwriters’ Expenses may be deducted from the gross proceeds otherwise payable to the Company on the Closing Date.

11.          Advertisements

11.1        The Company acknowledges that the Underwriters shall have the right, subject always to Section  2.4, at their own expense, to place such advertisement or advertisements relating to the sale of the Offered Securities contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law, including Applicable Securities Laws. The Company and the Underwriters each agree that they will not make public any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus or registration requirements of applicable securities legislation in any of the provinces of Canada or any other jurisdiction in which the Offered Securities shall be offered and sold not being available.

12.          Underwriters’ Compensation

12.1        In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall pay to the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 4.5% of the aggregate gross proceeds raised pursuant to the Offering which, for certainty, includes any gross proceeds raised in connection with the exercise of the Underwriters’ Option.

12.2        The Underwriters’ Fee shall be paid to the Underwriters on the Closing Date and, at the option of the Joint Bookrunners, on behalf of the Underwriters, the Underwriters’ Fee may be deducted from the gross proceeds otherwise payable to the Company on the Closing Date.

13.          Underwriters’ Business

13.1        The Company acknowledges that the Underwriters may be engaged in securities trading and brokerage activities, and providing investment banking, investment management, financial and financial advisory services. In the ordinary course of their trading, brokerage, investment and asset management and financial activities, the Underwriters and their Affiliates may hold long or short positions, and may trade or otherwise effect or recommend transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Company or any other company that may be involved in any transaction with the Company. Each Underwriter and its Affiliates may also provide a broad range of normal course financial products and services to its customers (including, but not limited to banking, credit derivative, hedging and foreign exchange products and services), including companies that may be involved in any transaction with the Company.

14.          Joint Bookrunners’ Authority

14.1        The Company shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Underwriters by the Joint Bookrunners and the Joint Bookrunners shall represent the Underwriters and have authority to bind the Underwriters hereunder except in respect of a notice of termination pursuant to Section  8 or the exercise of the indemnity rights specified in Section  9 which shall require the action of the relevant Underwriter. Each of the Underwriters agrees that the Joint Bookrunners have been authorized in such regard.

15.          Syndication by the Underwriters

15.1        The Underwriters’ obligations under this Agreement shall be several, and not joint, nor joint and several, and subject to the terms and conditions of this Agreement, the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages:

Name of Underwriters	Syndicate Position
BMO Nesbitt Burns Inc.	30.77%
RBC Dominion Securities Inc.	25.64%
Cantor Fitzgerald Canada Corporation	20.51%
National Bank Financial Inc.	20.51%
Ventum Financial Corp.	2.57%
100.0%

16.          Survival of Representations, Warranties, Covenants and Agreements

16.1        All representations, warranties, covenants and agreements of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Underwriters or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Underwriters and the Purchasers, as applicable, for a period of two years following the Closing Date. The representations, warranties, covenants and agreements of the Underwriters herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Company with respect thereto, shall continue in full force and effect for the benefit of the Company for a period of two years following the Closing Date. For certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Company with respect thereto, shall continue in full force and effect, indefinitely, subject only to the applicable limitation periods prescribed by law.

17.          General Contract Provisions

17.1        Notices. Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by email, as follows:

if to the Company:

Osisko Development Corp.

1100, av des Canadiens-de-Montréal

Suite 300, P.O. Box 211

Montréal, Québec H3B 2S2

Attention:               Sean Roosen, Chairman and Chief Executive Officer /

Laurence Farmer, General Counsel and VP, Strategic Development

Email:                       [Redacted – Personal Information]

with a copy (not to constitute notice to the Company) to:

Bennett Jones LLP

One First Canadian Place, Suite 3400

Toronto, Ontario M5X 1A4

Attention:               Sander A.J.R. Grieve, K.C. / Andrew Disipio

Email:                      grieves@bennettjones.com / disipioa@bennettjones.com

or if to the Underwriters, to the Joint Bookrunners:

BMO Nesbitt Burns Inc.

100 King Street West, 4th Floor

Toronto, Ontario M5X 1H3

Attention:               Ilan Bahar, Managing Director and Co-Head Global Metals and Mining

Email:                      [Redacted – Personal Information]

RBC Dominion Securities Inc.

200 Bay Street, 4th & 5th Floor

Toronto, Ontario M5J 2W7

Attention:               Jason Coviensky, Managing Director

Email:                      [Redacted – Personal Information]

with a copy (not to constitute notice to the Underwriters) to:

Cassels Brock & Blackwell LLP

Suite 3200, Bay Adelaide Centre – North Tower

40 Temperance Street

Toronto, Ontario M5H 0B4

Attention:               Chad Accursi

Email:                      caccursi@cassels.com

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being electronically transmitted and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or email address.

17.2        Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

17.3        No Fiduciary Duty. The Company acknowledges and agrees that (i) the issuance and sale of the Offered Securities pursuant to this Agreement, including the determination of the subscription price of the Offered Securities and any related discounts and commissions, is an arm’s length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand; (ii) in connection with the Offering contemplated hereby and the process leading to such transaction, the Underwriters are and have been acting solely as principals and are not the agents or fiduciaries of the Company or its shareholders, creditors, employees or any other party; (iii) the Underwriters have not assumed and will not assume an advisory or fiduciary responsibility in favour of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Underwriters have advised or are currently advising the Company on other matters) and the Underwriters do not have any obligations to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement; (iv) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company; and (v) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

17.4        Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and supersedes any and all prior negotiations and understandings, including the Engagement Letter.

17.5        Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

17.6        Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriters and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

17.7        Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

17.8        Time of the Essence. Time shall be of the essence for all provisions of this Agreement.

17.9        Language. The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

17.10      Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

17.11      Counterparts and Facsimile. This Agreement may be executed and delivered by original, facsimile, PDF or other electronic transmission in one or more counterparts which, together, shall constitute an original copy of this Agreement as of the date first noted above.

[Remainder of page intentionally left blank. Signature page follows.]

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below.

Yours very truly,

BMO NESBITT BURNS INC.

Per:	(signed) “Ilan Bahar”
Name:	Ilan Bahar
Title:	Managing Director and Co-Head Global Metals and Mining

RBC DOMINION SECURITIES INC.

Per:	(signed) “Jason Coviensky”
Name:	Jason Coviensky
Title:	Managing Director

CANTOR FITZGERALD CANADA CORPORATION

Per:	(signed) “Elan Shevel”
Name:	Elan Shevel
Title:	Chief Compliance Officer

NATIONAL BANK FINANCIAL INC.

Per:	(signed) “Greg Doyle”
Name:	Greg Doyle
Title:	Director, Investment Banking

VENTUM FINANCIAL CORP.

Per:	(signed) “Tim Graham”
Name:	Tim Graham
Title:	Managing Director, Head of Capital Markets, Western Canada

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

OSISKO DEVELOPMENT CORP.

Per:	(signed) “Alexander Dann”
Authorized Signatory

SCHEDULE “A”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule “A” to the underwriting agreement dated as of August 15, 2025 among Osisko Development Corp., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Cantor Fitzgerald Canada Corporation, National Bank Financial Inc., and Ventum Financial Corp. (the “Agreement”).

Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule “A” is attached.

The following terms shall have the meanings indicated:

“Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities or Warrant Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

“Distribution Compliance Period” means the 40-day period that begins on the later of (i) the date the Offered Securities are first offered to persons other than distributors in reliance on Regulation S or (ii) the Closing Date; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to be made during the Distribution Compliance Period;

“Foreign Issuer” means a “foreign issuer” as defined in Rule 902(e) of Regulation S;

“General Solicitation” and “General Advertising” means “general solicitation” or “general advertising”, as those terms are used under Rule 502(c) of Regulation D under the U.S. Securities Act. Without limiting the foregoing, but for greater clarity in this Schedule “A”, general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the internet, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Non-Brokered Units” means Units offered pursuant to the Non-Brokered Private Placement;

“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

“Qualified Institutional Buyer Certificate” means the Qualified Institutional Buyer Certificate for Qualified Institutional Buyers attached to the Subscription Agreement as Schedule “C”;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Subscription Agreement” means the final form of Subscription Agreement, including the Qualified Institutional Buyer Certificate;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Purchaser” means any Purchaser that is (a) a U.S. Person or in the United States, (b) a person purchasing Units on behalf of, or for the account or benefit of, any U.S. Person or any person in the United States, (c) a person who receives or received an offer to acquire the Units while in the United States, or (d) a person who was in the United States at the time such person’s buy order was made or the Subscription Agreement pursuant to which it is acquiring Units was executed or delivered; provided, however, that “U.S. Purchaser” shall not include persons excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(vi) of Regulation S or persons holding accounts excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(i) of Regulation S, solely in their capacities as holders of such accounts.

1.            Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Securities (and any Warrant Shares issuable upon exercise of Warrants) have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Offered Securities may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons, except in accordance with an applicable exemption from the registration requirements of the U.S. Securities Act and the qualification requirements of all applicable U.S. state securities laws.

Each Underwriter, on behalf of itself and its U.S. Affiliate, if applicable, represents, warrants, covenants and agrees to and with the Company, on the date hereof and on the Closing Date, that:

(a)	It has not offered or sold, and will not offer or sell, at any time any Offered Securities except (a) in Offshore Transactions in compliance with Rule 903 of Regulation S, or (b) through its U.S. Affiliate, to, or for the account or benefit of, persons in the United States and U.S. Persons that are Qualified Institutional Buyers as Substituted Purchasers, as provided in this Schedule “A”. Accordingly, none of the Underwriter, its affiliates (including its U.S. Affiliate) or any person acting on any of their behalf, has made or will make (except as permitted herein): (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to, or for the account or benefit of, any person in the United States or any U.S. Person, (ii) any sale of Offered Securities to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States and not a U.S. Person or the Underwriter, its affiliates (including its U.S. Affiliate) or any person acting on any of their behalf, reasonably believed that such Purchaser was outside the United States and not a U.S. Person; or (iii) any Directed Selling Efforts.

(b)	It agrees that, at or prior to confirmation of the sale of the Offered Securities, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Offered Securities from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and closing date, except in either case in accordance with Regulation S under the U.S. Securities Act. Terms used herein have the meanings given to them in Regulation S under the U.S. Securities Act.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Offered Securities by the Underwriter or its affiliates shall be made only in accordance with the provisions of Rule 903 or 904 of Regulation S; pursuant to registration of the Offered Securities under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act as provided in paragraphs (c) through (q) below.

The Underwriter agrees to obtain substantially identical undertakings from each selling group member and to comply with the offering restriction requirements of Regulation S.

(c)	It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Securities except with its U.S. Affiliate, any selling group member engaged by it or with the prior written consent of the Company. The Underwriter shall require its U.S. Affiliate, if applicable, to agree, and each selling group member engaged by it to agree, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that its U.S. Affiliate and each selling group member engaged by it complies with, the same provisions of this Schedule “A” as apply to the Underwriter as if such provisions applied to its U.S. Affiliate and such selling group member engaged by it.

(d)	All offers of Offered Securities for sale by the Company that have been or will be made by it to, or for the account or benefit of, persons in the United States or U.S. Persons, have been or will be made by such Underwriter through its U.S. Affiliate and in compliance with all applicable U.S. federal and state broker-dealer requirements. The U.S. Affiliate is and was on the date of all such offers and subsequent sales by the Company duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or will be made (unless exempted from the respective state’s broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc.

(e)	None of it, its affiliates (including its U.S. Affiliate), or any person acting on any of their behalf has utilized, and none of such persons will utilize, any form of General Solicitation or General Advertising in connection with the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons, or has offered or will offer any Offered Securities in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(f)	Immediately prior to soliciting offerees that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons, the Underwriter, its affiliates (including its U.S. Affiliate), and any person acting on any of their behalf had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer, and at the time of completion of each sale by the Company to a U.S. Purchaser identified by the Underwriter, its affiliates (including its U.S. Affiliate), and any person acting on any of their behalf will have reasonable grounds to believe and will believe, that each such U.S. Purchaser purchasing the Offered Securities from the Company is a Qualified Institutional Buyer.

(g)	All offerees of the Offered Securities that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons solicited by it shall be informed that the Offered Securities (and any Warrant Shares issuable upon exercise of Warrants) have not been registered under the U.S. Securities Act or the securities laws of any state of the United States and that the Offered Securities (and any Warrant Shares issuable upon exercise of Warrants) are being offered and sold to such persons in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(a)(2) of the U.S. Securities Act (but for the avoidance of doubt, not in reliance on Regulation D under the U.S. Securities Act), and similar exemptions for private offerings under applicable U.S. state securities laws.

(h)	It agrees to deliver, through its U.S. Affiliate, to each offeree of the Offered Securities that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person the form of Subscription Agreement, including the Qualified Institutional Buyer Certificate. No other written material will be used in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons.

(i)	Prior to completion of any sale of Offered Securities to a U.S. Purchaser, the Underwriter, or its U.S. Affiliate, agrees to obtain from each such U.S. Purchaser a completed Subscription Agreement, including the Qualified Institutional Buyer Certificate, and any applicable schedules to the Subscription Agreement, and shall provide the Company with copies of all such completed and executed agreements for acceptance by the Company.

(j)	It has offered and will offer the Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person with respect to which it has reasonable grounds to believe was at the time of such offer and will be on the Closing Date, a Qualified Institutional Buyer.

(k)	It acknowledges that except as permitted pursuant to this Schedule “A”, it will not offer or sell the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons: (i) as part of its distribution at any time or (ii) otherwise during the Distribution Compliance Period. It further acknowledges, agrees and covenants that all offers and sales of the Offered Securities during the Distribution Compliance Period will be made in compliance with Regulation S or in compliance with an exemption from registration under the U.S. Securities Act (but for the avoidance of doubt, not in reliance on Regulation D of the U.S. Securities Act), and that it, each “distributor” (as defined in Regulation S), “dealer” (as defined in Section 2(a)(12) of the U.S. Securities Act), or other person who is receiving a selling concession, fee or other remuneration in respect of the Offered Securities (if any), to which it sells Offered Securities during the Distribution Compliance Period, will send to the purchaser a confirmation or other notice setting forth the restrictions on offers and sales of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

(l)	At least two Business Days prior to the Closing Date, it will provide the Company and its counsel with a list of all U.S. Purchasers.

(m)	None of the Underwriter, its affiliates (including its U.S. Affiliate), or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the Offering.

(n)	At the Closing, the Underwriter will, together with its U.S. Affiliate, provide a certificate, substantially in the form of Annex I to this Schedule “A”, relating to the manner of the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons. Failure to deliver such a certificate shall constitute a representation by such Underwriter and such U.S. Affiliate that neither it nor anyone acting on its behalf has offered or sold Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

(o)	It acknowledges that until 40 days after the commencement of the Offering, an offer or sale of the Offered Securities within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

(p)	None of the Underwriter, its affiliates (including its U.S. Affiliate), or any person acting on any of their behalf has offered or sold or will offer or sell any Non-Brokered Units and has not and will not receive any commission or other remunerations in connection with the Non-Brokered Private Placement.

2.            Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees as at the date hereof and as at the Closing Date that:

(a)	The Company is, and at the Closing Date will be, a Foreign Issuer. The Company reasonably believes that at the commencement of the Offering there was, and reasonably believes that there is and will be on the Closing Date, Substantial U.S. Market Interest in the Common Shares.

(b)	The Company is not, and following the application of the proceeds from the sale of the Offering and the Non-Brokered Private Placement will not be, registered or required to be registered as an “investment company” (as such term is defined in the U.S. Investment Company Act) under the U.S. Investment Company Act.

(c)	The offer and sale of the Offered Securities and the Non-Brokered Units to, or for the account or benefit of, persons in the United States and U.S. Persons by the U.S. Affiliates are not prohibited pursuant to an order issued pursuant to Section 12(j) of the U.S. Exchange Act.

(d)	Except with respect to sales to Qualified Institutional Buyers that are Substituted Purchasers solicited by the U.S. Affiliates in reliance upon the exemption from registration available under Section 4(a)(2) of the U.S. Securities Act and offers and sales of Non-Brokered Units to Qualified Institutional Buyers and/or Accredited Investors in the Non-Brokered Private Placement, none of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities or Non-Brokered Units to, or for the account or benefit of, a person in the United States or a U.S. Person; or (ii) any sale of Offered Securities or Non-Brokered Units unless, at the time the buy order was or will have been originated, (A) the Purchaser is outside the United States and not a U.S. Persons, or (B) the Company, its affiliates, and any person acting on any of their behalf reasonably believes that the Purchaser is outside the United States and not a U.S. Person.

(e)	None of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts or has taken or will take any action, including with respect to the Non-Brokered Private Placement, that would cause the exemption afforded by Section 4(a)(2) under the U.S. Securities Act or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of (i) Offered Securities in accordance with the Agreement, including this Schedule “A”, or (ii) Non-Brokered Units.

(f)	None of the Company, its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, (i) Offered Securities or (ii) Non-Brokered Units, to, or for the account or benefit of, persons in the United States and U.S. Persons by means of any form of General Solicitation or General Advertising or has taken or will take any action that would constitute a public offering of (i) the Offered Securities or (ii) the Non-Brokered Units in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(g)	Other than offers and sales of Non-Brokered Units, none of the Company, its affiliates or any persons acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell (i) any of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons, except for offers made through the Underwriters and the U.S. Affiliates, and sales by the Company, in reliance on the exemption from registration under the U.S. Securities Act provided by Section 4(a)(2) of the U.S. Securities Act; or (ii) any of the Offered Securities outside the United States to non-U.S. Persons, except for offers and sales made in Offshore Transactions in accordance with Rule 903 of Regulation S.

(h)	None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates and any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell, for a period commencing 30 days prior to the commencement of the Offering and ending 30 days following the Closing Date, any securities in a manner that would be integrated with the offer and sale of the Offered Securities and would cause (i) the exemption from registration provided by Section 4(a)(2) of the U.S. Securities Act to be unavailable for offers and sales of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons or (ii) the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities outside the United States to non-U.S. Persons.

(i)	None of the Company, its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates and any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities or the Non-Brokered Units.

(j)	The Company shall duly prepare and file with the United States Securities and Exchange Commission and any applicable state securities regulatory authorities, within the prescribed time periods, such notices and other documents as are required to be filed under the U.S. Securities Act and state securities laws of the states in which the Offered Securities are sold to satisfy the requirements of applicable exemptions from registration or qualification of the Offered Securities under such laws.

(k)	For each tax year that the Company qualifies as a “passive foreign investment company” (a “PFIC”), the Company will make available to U.S. holders, upon their written request: (a) information, based on the Company’s reasonable analysis, as to its status as a PFIC and the status as a PFIC of any subsidiary in which the Company owns more than 50% of such subsidiary’s aggregate voting power, (b) a “PFIC Annual Information Statement” as described in U.S. Treasury Regulation section 1.1295-1(g) (or any successor Treasury Regulation) and (c) all information and documentation that a U.S. shareholder is required to obtain for U.S. federal income tax purposes in making a qualifying electing fund election with respect to the Company and any more than 50% owned subsidiary PFIC, as determined by aggregate voting power. The Company may elect to provide such information on its website.

3.            General

Each Underwriter (and its U.S. Affiliate) on the one hand and the Company on the other hand understand and acknowledge that the other parties hereto will rely on the truth and accuracy of the representations, warranties, covenants and agreements contained herein.

ANNEX I TO SCHEDULE “A”

UNDERWRITER’S CERTIFICATE

In connection with the private placement of Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons of the Company pursuant to the underwriting agreement dated as of August 15, 2025 among Osisko Development Corp. (the “Company”), BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Cantor Fitzgerald Canada Corporation, National Bank Financial Inc., and Ventum Financial Corp. (the “Agreement”), the undersigned Underwriter and [•], its U.S. Affiliate, do hereby certify as follows:

(a)	the Offered Securities have been offered by us for sale by the Company to, or for the account or benefit of, persons in the United States and U.S. Persons only by the U.S. Affiliate which was on the dates of such offers and sales, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act, and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)	immediately prior to transmitting the form of Subscription Agreement to offerees that were, or were acting for the account or benefit of, persons in the United States or U.S. Persons, we had reasonable grounds to believe and did believe that each such person was a Qualified Institutional Buyer, and we continue to believe that each U.S. Purchaser that we have arranged to purchase Offered Securities from the Company is a Qualified Institutional Buyer on the date hereof;

(c)	all offers of the Offered Securities by us for sale by the Company to, or for the account or benefit of, persons in the United States and U.S. Persons have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(d)	no form of General Solicitation or General Advertising was used by us in connection with the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons and we have not offered and will not offer any Offered Securities in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(e)	prior to the offer and sale of any Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, each such offeree and U.S. Purchaser was provided with a copy of the Subscription Agreement, and no other written material was used by us in connection with the Offering to, or for the account or benefit of, persons in the United States or U.S. Persons;

(f)	prior to any sale of Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person that is a Qualified Institutional Buyer, we caused such person to execute a Subscription Agreement in the form agreed to by the Company and the Underwriter, including the Qualified Institutional Buyer Certificate;

(g)	neither we, nor our affiliates nor any person acting on any of our behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities; and

(h)	the offering of the Offered Securities has been conducted by us in accordance with the terms of the Agreement, including Schedule “A” attached thereto.

Terms used in this certificate have the meanings given to them in the Agreement (including Schedule “A” attached thereto) unless defined herein.

DATED as of this ______ day of _______________, 2025.

	[NAME OF UNDERWRITER]		[NAME OF U.S. AFFILIATE]

By:		By:
	Authorized Signing Officer		Authorized Signing Officer